November 4, 2022

Scott R. Anderson, Esq.
Chapman and Cutler LLP
320 South Canal Street, 27th Floor
Chicago, IL 60606

               Re:     SmartTrust 597
                       File Nos. 333-267929 and 811-21429

Dear Mr. Anderson:

       On October 18, 2022, you filed a registration statement on Form S-6 for SmartTrust 597
(Power 50 Equities and Covered Call ETF Trust, Series 1) (the    Trust   ), a
unit investment trust.
We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS (PART A)
Investment Summary     Principal Investment Strategy (pages A-3     A-4)
1. Please disclose that the Trust will invest at least 80% of its assets in equity securities and covered call ETFs. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.
   Please also explain to us how it is appropriate for the Trust to invest only 10% of its assets in a
   covered call ETF to reflect the term    covered call ETF    in its name.
2. Disclosure in the third paragraph describes the    power 50    selection
methodology. Please
   disclose how the selection methodology reflects the word    power    in the
Trust   s name.
3. If the Fund will be concentrated in an industry, please disclose such concentration in this section and any corresponding risks in the Principal Risk Considerations section.
4. The seventh sentence of the third paragraph states that, if there are not 50 securities that meet the criteria above from three specific GICS sectors, securities from other sectors were considered to arrive at a total of 50 equity securities in the portfolio. Please clarify how this part of the selection process works, including how these other sectors are selected.
5. The second sentence of the fourth paragraph states that the ETF follows a covered call investment strategy in which the ETF buys a stock or a basket of stocks and also writes (or sells) call options that correspond to the stock or basket of stocks. Please describe the covered call strategy in greater detail, including what a covered call option is, the right it gives to the option buyer, the obligation it places on the option seller, and the purposes of writing call options (e.g., to receive premiums). Please also disclose the universe of equities on which the selected ETF will write call options.
 Scott R. Anderson, Esq.
November 4, 2022
Page 2

Investment Summary     Principal Risk Considerations (pages A-4     A-5)
6. The first risk factor describes the risk that security prices will fluctuate, and describes the economic impacts of COVID-19 as the only potential reason behind such fluctuations. Please revise this risk factor to more fully describe the reasons behind the risk that security prices will
   fluctuate in light of the characteristics of the Trust   s portfolio
holdings and market conditions.
7. Please disclose a principal risk factor that describes the risk that power 50 equity securities may not perform well even though they are identified as power equity securities.
8. A risk factor on page A-5 describes the risks of investing in foreign issuers, including emerging market issuers. If the Trust will invest in foreign issuers, including emerging market issuers, as part of its principal strategy, please identify such issuers in the Principal Investment
   Strategy section.
9. A risk factor on page A-5 states that the call writing portion of the ETF s investment strategy may not be successful in that the ETF may not realize the full appreciation of stocks on which the ETF has written call options. Please also disclose that the ETF will still bear the risks of declines in the value of the stocks on which it has written call options. GENERAL COMMENTS
10. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.
11. Responses to this letter should be set forth in the form of a response letter as well as in a pre-
    effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

                                       *******
         In closing, we remind you that, since the Trust and its sponsor are in possession of all facts
relating to the Trust   s disclosure, the Trust and its sponsor are responsible
for the accuracy and
adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.
                                                              Sincerely,

                                                              /s/ Anu Dubey

                                                              Anu Dubey
                                                              Senior Counsel
cc:    Michael Spratt
       Thankam Varghese